

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 20, 2016

Meisong Lai
Chairman and Chief Executive Officer
ZTO Express (Cayman) Inc.
Building One, No. 1685 Huazhi Road
Qingpu District, Shanghai, 201708
People's Republic of China

> **Re: ZTO Express (Cayman) Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted June 23, 2016**
> **CIK No. 0001677250**

Dear Mr. Lai:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us mock-ups of any pages that include any pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling the printing and distribution of the preliminary prospectus, that we may have comments after our review of the materials.

2. Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us any research reports about you that

are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

Our Business, page 1

3. Please balance your disclosure concerning growth rates and operating margins to include information about the top five Chinese express delivery companies that you reference in the first paragraph of this section. Disclose your market share and what portion of the overall market share is attributable to those five companies. Advise investors that your past growth rate may not be indicative of future growth.

4. We note your presentation on page 1 of the Summary and in MD&A and the Business Section of compound annual growth rates. Because CAGR does not reflect volatility, please accompany your CAGR presentations with supporting numbers for each year, or tell us why this information is not material in each instance where you have disclosed CAGR.

5. Please clarify the meaning of your disclosure at the top of page 2 stating that you also foster an effective and transparent system which enables your network partners to transfer their business and benefit from any value appreciation of the business.

Corporate History and Structure, page 4

6. Please expand the third paragraph of this section to explain briefly what a Variable Interest Entity is, the reasons for adopting the structure, and the most material risks.

7. We note your disclosure in the first full risk factor on page 33 that, after the offering, your executive officers, directors, principal shareholders and their affiliates will be able to exert substantial influence over matters requiring shareholder approval. Please disclose these shareholders' percentage ownership, giving effect to the offering, and summarize any governance arrangements, such as any investors' rights agreement, in sufficient detail so that investors can clearly understand the corporate governance and control of the public company.

Summary Consolidated Financial Data, page 10

8. Refer to the table on page 13 in which you present summarized pro forma revenues and pro forma operating cost. It does not appear that this presentation complies with Article 11 of Regulation S-X. We note that you do not present a full set of pro forma financial statements, that you present two fiscal years, and that there is no disclosure or explanation of the pro forma adjustments made. Please conform this presentation to the requirements

of Article 11 of Regulation S-X or, in the alternative, remove the presentation. Please similarly revise your disclosure on page 74 within MD&A.

Risk Factors, page 14

A severe or prolonged downturn in the PRC or global economy, page 25

9. Please revise this risk factor by describing the risks of intermediate- to long-term demographic changes in the PRC workforce to the productivity and growth rates of the Chinese economy.

The title defects with respect to encumbrances on certain land buildings may cause interruptions to our business operations, page 29

10. Please place the risks described here in context by briefly describing the nature of the 45 buildings for which you are presently registering use and ownership rights, the anticipated length of time to complete the process of obtaining use and ownership rights, and whether you have received any adverse decisions from relevant government authorities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 68

Key Line Items and Specific Factors Affecting Our Results of Operations, page 69

11. Please quantify the percentage of express delivery services revenues attributable to network partners and the percentage attributable to direct provision.

Results of Operations, page 71

12. To the extent you attribute year-over-year changes in revenues, costs of revenues, gross profit, and operating expenses to more than factor, please quantify each factor contributing to the change.

Critical Accounting Policies

Fair Value of our Ordinary Shares, page 82

13. We note that you have provided a table with the fair value of your ordinary shares estimated at different times prior to your initial public offering. Please explain to us the nature of the amount in the "Equity Value" column and tell us how the amount was calculated or determined.

Industry, page 92

Emergence of Express Delivery Industry in China's E-Commerce Boom, page 94

14. Please expand the bullet point "Third-party logistics" on page 95 to explain the company's reliance, if any, on China Smart Logistics for access to shipments by Alibaba. We note in this regard the last risk factor on page 14.

Business, page 99

Information Technology and Intellectual Property, page 112

15. Please expand your disclosure in this section to include a discussion of the steps you have taken, if any, to protect the customized software that you use in your business. If you have not put such protections in place, please expand the relevant risk factor to discuss the possibility that the software could be compromised.

16. We note your disclosure that you are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of your employees and you have not made adequate employee benefit payments. You may be required to make up the contributions for these plans as well as to pay late fees and fines but have made adequate provisions. Please revise the notes to the financial statements to disclose the nature of this contingency and the range of exposure for the lack of adequate employee benefit payments.

Related Party Transactions, page 139

17. It appears that a number of the agreements in connection with related party transactions are not included in the exhibit index. Please file all material agreements with related parties or confirm that all material agreements with major shareholders have been filed as exhibits. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 1: Organization and Principal Activities

2013 Restructuring, page F-9

18. We note that your 2013 Restructuring was accounted for as a put-together transaction and Shanghai Zhongtongji has been identified as the accounting acquirer of ZTO Express and the 15 network partners. We also note that the operating assets and equity investments transferred from Shanghai Zhongtongji to ZTO Express were recognized and measured at their historical cost basis and cash consideration was recorded as deemed distribution to the shareholders of Shanghai Zhongtongji. In light of the fact that it appears the 8 network

partners that were acquired in January 2014 were already shareholders of ZTO Express due to the 2013 Restructuring, please tell us, and revise your disclosure to explain why you believe that it was appropriate to account for the acquisition of the network partners as business combinations using acquisition accounting. As part of your response, please provide us with your analysis which supports your conclusion that Shanghai Zhongtongji is the accounting acquirer of ZTO Express and the 15 network partners.

Note 3: Business Combination, page F-25

19. Please provide all of the disclosures required by ASC 805-10-50. In this regard, please revise to disclose the amounts of revenue and earnings of the acquiree since the acquisition date included in the consolidated income statement for the reporting period as required by ASC 805-10-50-2(h).

20. We note your disclosure that total consideration for 2014 acquisitions consisted of cash of RMB64,490 and 202,800,000 ordinary shares of ZTO express at a determined fair value of RMB11.73. Please explain to us how the issuance of these common shares is reflected in the statement of shareholders' equity and specifically, the number of ordinary shares outstanding.

Note 5: Land use rights, net, page F-28

21. We note from your disclosure in Risk Factors on page 29 that you have not obtained land use rights with respect to three pieces of land currently used by you, including approximately 33,333 square meters of the land you currently use for your headquarters in Shanghai, and you have not obtained ownership with respect to 45 buildings currently used. As a result, you may be compelled to return the land to relevant government authority while the buildings located on such land could be confiscated or demolished. Please tell us, and revise to disclose how the land use rights in question and the buildings and improvements built thereon were valued and recorded on your financial statements. Also, please disclose the estimated financial impact on your financial statements, if the assets on this land were to be confiscated or demolished.

Note 7: Investments in Equity Investees, page F-29

22. We note your disclosure that in accordance with ASC 805, your pre-existing interest in the entities that were acquired in 2015 was remeasured at fair value, with a resulting gain in the amount of RMB224,148 recorded in earnings. Please tell us, and revise to disclose, how you calculated or determined this fair value of the pre-existing interest in the equity method investments. Your response and revised disclosure should include the nature of all significant assumptions used in your valuation.

Note 12: Earnings per share and dividends per share, page F-36

23. Please explain to us why the 584,000 redeemable and contingently convertible share units granted in 2015 do not appear to be included in the earnings per share calculations. If the effect of these securities is anti-dilutive, please revise to disclose that they were excluded from computation of diluted earnings per share as their effect would have been anti-dilutive.

Note 13: Related Party Transactions, page F-38

24. Please explain why Ms. Lai Yufeng was holding RMB228,509 and RMB58,400 in cash and cash equivalent as of December 31, 2014 and 2015 on behalf of the Group.

You may contact Patrick Kuhn at 202-551-3308 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure